EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The Company has twelve subsidiaries:

1.
Southside Delaware Financial Corporation, chartered in Delaware.  The Company is the sole shareholder of this subsidiary holding company.  Southside Delaware Financial Corporation is the sole shareholder of Southside Bank.

2.	Southside Bank is a state bank, organized under the authority of the Banking Department of Texas.

3.
Red File #1, Inc., located in Tyler, Texas.  The Company is the sole shareholder of this nonbank subsidiary formed in 1993, created under the laws of the State of Texas, which has not conducted any business since it was formed.

4.
Southside Statutory Trust III, a statutory business trust created under the laws of the State of Connecticut.  The Company is the sole owner of this subsidiary.  On September 4, 2003, the Company through its wholly-owned subsidiary, Southside Statutory Trust III, sold $20,000,000 of Preferred Securities.  These securities have a distribution rate equal to the three-month LIBOR plus 2.94% per annum payable at the end of each calendar quarter.  The rate adjusts quarterly.

5.
Southside Statutory Trust IV, a statutory business trust created under the laws of the State of Delaware.  The Company is the sole owner of this subsidiary.  On August 8, 2007, the Company through its wholly-owned subsidiary, Southside Statutory Trust IV sold $22,500,000 of Preferred Securities.  These securities have a fixed distribution rate equal to 6.518% through the interest payment date in October 2012 and, thereafter, a variable rate, per annum, reset quarterly, equal to the three-month LIBOR, plus 1.30% per annum payable each quarter through the maturity date of October 30, 2037.

6.
Southside Statutory Trust V, a statutory business trust created under the laws of the State of Delaware.  The Company is the sole owner of this subsidiary.  On August 10, 2007, the Company through its wholly-owned subsidiary, Southside Statutory Trust V sold $12,500,000 of Preferred Securities.  These securities have a fixed distribution rate equal to 7.48% through the interest payment date in December 2012 and, thereafter, a variable rate, per annum, reset quarterly, equal to the three-month LIBOR, plus 2.25% per annum payable each quarter through the maturity date of September 15, 2037.

7.
Fort Worth Bancorporation is chartered in Delaware.  Fort Worth Bancshares, Inc. is the sole shareholder of this subsidiary holding company.  Fort Worth Bancorporation is the sole shareholder of Fort Worth National Bank.

8.	Fort Worth Bancshares, Inc. is chartered in Texas. Fort Worth Bancshares, Inc. is the sole shareholder of Fort Worth Bancorporation.

9.	Fort Worth National Bank is a nationally bank, organized under the authority of the Office of the Comptroller of the Currency.

10.
Magnolia Trust Company I, a statutory business trust created under the laws of the State of Delaware.  Fort Worth Bancshares, Inc. is the sole owner of this subsidiary.  In May 2005, Fort Worth Bancshares, Inc., through its wholly-owned subsidiary, Magnolia Trust Company I, sold $3,500,000 of Preferred Securities.  These securities have a distribution rate equal to the three-month LIBOR, plus 1.8% per annum payable each quarter.  The rate adjusts quarterly.

11.	Southside Venue I, LLC., located in Tyler, Texas. Southside Bank is the sole owner of this nonbank subsidiary formed July 13, 2007, created under the laws of the State of Texas.

12.	Southside Financial Group, LLC., located in Arlington, Texas. Southside Venue I, LLC. is a 50% owner in this nonbank subsidiary formed August 8, 2007.